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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                         INTEK DIVERSIFIED CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  458134 10 3
                                 (CUSIP Number)

                            MICHAEL J. CONNELL, ESQ.
                             THOMAS W. HOLM, ESQ.,
                              MORRISON & FOERSTER
                              555 W. FIFTH STREET
                         LOS ANGELES, CALIFORNIA  90013
                                 (213) 892-5200
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               FEBRUARY 28, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with this statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP Number 458134 10 3

1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above
     Persons


     Anglo York Industries, Inc.
     IRS Identification No.:  13-32411335

2)   Check the Appropriate Box if a Member of a Group     (a)  [__]
                                                          (b)  [__]

3)   SEC Use Only ___________________________________________________________

4)   Source of Funds* Not Applicable.

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [__]

6)   Citizenship or Place of Organization

     State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7)   Sole Voting Power       920,049



8)   Shared Voting Power

9)   Sole Dispositive Power 920,049

10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      920,049

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  [__]

13)  Percent of Class Represented by Amount in Row (11)

      8.7%

14)  Type of Reporting Person*

     CO

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            Unless otherwise expressly set forth herein, the responses contained herein, including those on the cover page, are as of March 5, 1996.

  Item 1.   SECURITY AND ISSUER

            This statement relates to the common stock, $.01 par value per share, of INTEK Diversified Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 970 West 190th Street, Suite 720, Torrance, California 90502.

  Item 2.   IDENTITY AND BACKGROUND

            The person filing this statement is Anglo York Industries, Inc. ("Anglo York"), a corporation organized under the laws of the state of Delaware. The principal business of Anglo York is the holding of securities issued by the Company. The address of Anglo York's principal office and business is 261 Davenport Road, Suite 202, Toronto, Ontario M5R 1K3. The executive officers and directors of Anglo York are as follows:

            Philip E. Brent:  President, Secretary, Treasurer and Director

            Anglo York is a wholly owned subsidiary of Anglo York Industries Limited, a corporation organized under the laws of Ontario ("Limited"). Limited's principal business is industrial and commercial real estate and land development. The outstanding voting securities of Limited are equally beneficially owned by three children of Vincent Paul, a former President and Director of Anglo York, who have obtained majority, (Deborah Brent, Vincent A. Paul, and Marina Andreis), and by one minor child whose interest is held in Trust. Vincent Paul's wife, Nancy A. Paul, is the Trustee of said Trust. Mrs. Paul disclaims beneficial ownership of the shares of the Company's common stock beneficially owned by any of her adult children, and the shares held in trust for the minor child. Vincent Paul resigned from the Board of Directors of Anglo York on November 17, 1995. Vincent Paul died on January 31, 1996.

            Anglo York has pledged 1,000,049 shares of the Company's common stock to the Royal Bank of Canada ("Royal Bank") and 220,000 to Swiss Bank Corporation (Canada) ("Swiss

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Bank") in order to secure certain indebtedness of Anglo York.  All of the
220,000 shares pledged to Swiss Bank had been sold as of February 29, 1996. Of the 1,000,049 shares pledged to Royal Bank, 80,000 had been sold as of March 5, 1996.

            From July 1989 until his resignation on November 17, 1995,
Mr. Paul served as President of Anglo York. Mr. Paul was a director of the Company until his death, and was President of the Company from June 26, 1992 to September 23, 1994.

            Philip Brent was a partner with the law firm of Brent & Paul in Toronto, Canada, from 1987 to August 1993. From August 1993 to the present, Mr. Brent has practiced law as a sole practitioner. Mr. Brent was a Director of the Company from March 10, 1993, to September 23, 1994.

            During the last five years, neither Anglo York nor any of the executive officers or directors of Anglo York has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
            Not Applicable.

  Item 4.   PURPOSE OF TRANSACTION

            Anglo York had pledged 220,000 shares of the Company's common stock to Swiss Bank to secure certain indebtedness of Anglo York. Anglo York was in default under its loan agreement with Swiss Bank. In connection with an agreement with Swiss Bank, Anglo York sold all of the shares pledged to Swiss Bank pursuant to a Rule 144 program in order to eliminate its indebtedness to Swiss Bank. Pursuant to this Rule 144 program, Anglo York sold no more than one percent of the Company's outstanding shares over any three-month period. As of February 29, 1996, Anglo York had sold all shares of the Company's stock that had been pledged to Swiss Bank.

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            Anglo York has pledged 1,000,049 shares of the Company's common stock to Royal Bank to secure certain indebtedness of Anglo York. Anglo York is currently in default under its loan agreement with Royal Bank due to Anglo York's failure to timely make payments due under the loan agreement. Royal Bank has given Anglo York notice of this default. However, Royal Bank has not exercised any of its rights under the loan agreement as a result of the default.


            Anglo York intends to reduce its indebtedness to Royal Bank.
Anglo York has been and intends to continue selling its shares of the Company to accomplish this objective. If Anglo York continues to sell the Company's shares pledged to Royal Bank, the amount of shares sold and the frequency of sale will depend on then-existing market conditions. Anglo York has no formal commitment to sell any of these shares at this time. As of March 5, 1996, Anglo York had sold 80,000 shares of the Company's stock that are pledged to Royal Bank.

            Neither Anglo York, nor any of its executive officers or directors (in their capacities as officers and directors of Anglo York), besides the disclosures made above, has any plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present directors or management of the Company, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's corporate structure or business;

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            (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) The class of securities of the Company becoming delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) Any actions similar to any of those enumerated above.

  Item 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) Anglo York beneficially owns 920,049 shares of the common stock of the Company as of March 5, 1996. This ownership represents approximately 8.7% of such class of securities outstanding as of the Company's last filing with the Securities and Exchange Commission filed on November 15, 1996.

            (b) Anglo York has sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of the Company's shares.

            (c) The following transactions involving shares of the Company have been effected during the sixty-day (60-day) period prior to March 5, 1996 by Anglo York. Each of the transactions listed below involved the sale of the Company's shares by Anglo York. Further, each of the sales listed below was effected through an open market exchange on the NASDAQ stock market. For the shares of stock pledged to Swiss Bank, Anglo York's selling agent was BZW Canada Limited ("BZW"). BZW is located at 304 Bay Street, 9th Floor, Toronto, Ontario M5H 4A5. For the shares of stock pledged to Royal Bank, Anglo York's selling agent is RBC Dominion Securities ("RBC"). RBC is located at Financial Square, 29th Floor, New York, New York 10005-3531.


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                      TRANSACTIONS IN THE COMPANY'S SHARES

                            OVER THE LAST SIXTY DAYS


DATE                 AMOUNT     PRICE
----                 ------     -----
February 23, 1996  62,500 sh  $8.235/sh
February 26, 1996  13,700 sh  $9.00/sh
February 28, 1996  15,800 sh  $8.61/sh
February 28, 1996  25,000 sh  $8.59/sh
February 29, 1996  38,400 sh  $8.583/sh
March 4, 1996       6,600 sh  $8.625/sh

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company's common stock beneficially owned by Anglo York.

            (e) Not Applicable.


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  Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
            WITH RESPECT TO SECURITIES OF THE ISSUER

            In 1986, Anglo York pledged 1,000,049 shares of the Company's common stock to Royal Bank as security for certain financing. Pursuant to a Share Pledge Agreement dated July 29, 1986 between Anglo York and Royal Bank, Royal Bank may, in the event of a default by Anglo York, exercise all rights in and to the 1,000,049 shares, including the right to dispose of the shares. Anglo York is currently in default under its loan agreement with Royal Bank. However, Royal Bank has not exercised any of its rights under the Agreement since Anglo York's default.

            On March 1986, Anglo York pledged an aggregate of 220,000 shares of the Company's common stock to Swiss Bank. Anglo York was in default under its loan agreement with Swiss Bank. Anglo York agreed with Swiss Bank to reduce its indebtedness to Swiss Bank by selling the shares that are pledged to Swiss Bank pursuant to the Rule 144 program described above. Anglo York has sold all of its shares which were pledged to Swiss Bank.

            Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (whether or not legally enforceable) between Anglo York, Limited, any stockholder, executive officer or director of the foregoing with respect to any securities of the Company, including, but not limited to, those concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies.

  Item 7.   MATERIAL TO BE FILED AS EXHIBITS

            Not Applicable.

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                                   SIGNATURE
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 7, 1996



                                    Philip E. Brent s/s
                                    ---------------------------------------
                                    Philip E. Brent
                                    Secretary, Anglo York Industries, Inc.





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